RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel

January 27, 2010

VIA EDGAR AND FACSIMILE

Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Retalix Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 22, 2009 (the “Filing”)
File No. 0-29742

Dear Ms. Mills-Apenteng:

The purpose of this letter is to respond to your letter of September 30, 2009 with respect to the Filing. As previously indicated, the Company received the letter on January 13, 2010. For ease of reference, each of your original comments is followed by the Company’s responses.

Item 3. Key Information

Risk Factors

“We currently participate in or receive tax benefits from government programs,” Page 17

1.
You state that if you fail to meet the requirements under the Israeli Law for Encouragement of Capital Investments (the “Investments Law”), you would be subject to corporate tax in Israel at the regular statutory rate. In future filings, please provide a brief description of the requirements which must be met under the Investments Law, and quantify to the extent possible the impact that failing to meet those requirements could have on your business.

United States Securities and Exchange Commission

January 27, 2010

Response:

In future filings the Company will provide a brief description of the requirements which must be met under the Investments Law and quantify, to the extent possible, the impact that failing to meet those requirements would entail on the Company’s business. Please note though that: (i) the Company stated under “Risks Related To Our Business” on page 17 of the Filing, the tax benefit, in dollars, resulting from the Company’s production facilities being designated as “Approved Enterprises” under the Investments Law for the years 2006, 2007, and 2008; and (ii) the Company provided a general description of the requirements and the implications of receiving “Approved Enterprise” status under the Investments Law on page 83 of the Filing.

Item 4. Information on the Company

History and Development of the Company, page 20

2.
W note your disclosure regarding your receipt of unsolicited, non-binding proposals to purchase all of your outstanding shares or to make an investment in your company.  Please tell us the outcome with respect to these proposals. See Item 4.A.7 of Form 20-F.

Response:

After a thorough evaluation and negotiation process, the Company signed an agreement with a group of strategic investors on September 3, 2009 for a private placement of ordinary shares and warrants. The transaction closed on November 19, 2009.  The Company disclosed these events contemporaneously by press releases, which were promptly filed as reports on Form  6-K.  The Company did not disclose these details in the Filing because at the time of its filing (June 22, 2009) the proposals were non-binding and the preliminary negotiations taking place were subject to a confidentiality agreement. The Company will include a description of the consummated transaction in its 2009 annual report on Form 20-F.

Business Overview

Principal Markets and Customers, page 38

3.	In addition to the breakdown by geographic market provided on page 38, please provide a breakdown of total revenues by category of activity. Refer to Item 4.B.2 of Form 20-F.

Response:

We respectfully refer you to the breakdown of total revenues by category of activity, specifically “product sales” and “services” and what is included in each category, for the years 2006, 2007, and 2008, which appears under “Revenues” on page 52 of the Filing. The Company will again include a breakdown of total revenues by category of activity in its 2009 annual report on Form 20-F and will include this disclosure in Item 4 (or by cross reference) in addition to Item 5.

United States Securities and Exchange Commission

January 27, 2010

Property, Plants and Equipment, page 44

4.	Please tell us why you have not filed the lease agreements for your Israeli and U.S. corporate headquarters pursuant to Instruction 4(b)(iv) to the Exhibits of Form 20-F.

Response:

The Company did not file the lease agreements for its Israeli and U.S. corporate headquarters as exhibits because it did not deem either of such leases to be “material.” Accordingly, they are not required to be filed under Instruction 4(b)(iv) to Item 19 of Form 20-F.

Item 5. Operating Financial Review and Prospects, page 44

5.
You state on page 47 that “should future results or economic events cause additional changes in projected cash flows or other assumptions, or should [your] business or operational strategies change, future determinations of fair value may not support the current carrying amount of a reporting unit, and the related goodwill will need to be written down further…” In light of this uncertainty, please tell us whether you considered describing qualitatively and quantitatively the assumptions and methodologies used to determine reporting unit fair values as well as the sensitivity of those reporting unit valuations to changes in methodologies and assumptions. See Section V of SEC Release 33-8350.

Response:

The Company considered the guidance in SEC Release 33-8350 and concluded that no additional disclosure was required in the Filing.  According to SEC Release 33-8350, a company is required to address in its MD&A disclosure material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements based on a consideration of whether it has made accounting estimates or assumptions where:

•       the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•       the impact of the estimates and assumptions on financial condition or operating performance is material.

In testing for impairment of goodwill of a business unit, the Company utilizes a common discounted cash flow methodology.  As part of this, management makes several different assumptions and estimates regarding fair value, including projected cash flow, weighted average cost of capital, growth rates and others.  Although several assumptions are utilized by management, all were based on common market benchmarks, available market research and the Company’s ability to control expenses.  The Company does not believe any of these

United States Securities and Exchange Commission

January 27, 2010

required subjectivity or judgments by management that would have made them highly susceptible to change.

Rather, as set forth on page 47 of the Filing, due to the significant downturn in the computer software market in the latter part of 2008, especially in the United States, the Company, as part of its goodwill impairment study for 2008, considered the implications of the market conditions and determined that, as a result, there were indicators that goodwill of the Company’s U.S. reporting unit was impaired.  While the economic crisis can (and did) effect fair value estimates, future severe economic crises cannot be reliably predicted and therefore cannot reasonably be quantified or qualified in a sensitivity analysis.

We also note that the Company has consistently used the same methodology and set of estimates in past years without incurring an impairment charge.  Nonetheless, the Company will undertake to provide additional disclosure about its methodology used to determine the fair value of its reporting units.

6.
As a related matter, please tell us where you disclosed any uncertainties, trends or events that were reasonably likely to have impacted the goodwill impairment that you recorded for the year ended December 31, 2008. To the extent you disclosed negative trends, events or uncertainties and their potential impact on the recoverability of goodwill in prior reports, please direct us to those disclosures.

Response:

The Company’s annual report on Form 20-F for 2007 disclosed in several places that an economic downturn may harm the Company’s results of operations.  See, for example, the first risk factor on page 7 and the trend information on page 51 of such filing. However, for the following reasons, such report did not state that there were uncertainties, trends or events that were reasonably likely to have impacted the goodwill impairment that the Company recorded for 2008.

During the end of 2007 and again in connection with the filing of the Form 20-F for 2007, the Company’s impairment testing led management to conclude that no impairment was needed, nor was there any indication that an impairment was a known uncertainty, trend or event that would occur for 2008.  The factors considered by the Company included the stability of the Company’s operations and cash flows, the fact that the Company was not aware of articles or research reports about the decline or expected decline in the Company’s market or industry and the Company’s belief at that time in the view expressed in various publications that the result of the current economic and market conditions might result in future growth in the Company’s industry, mainly because the technology helps retailers and distributors deliver a return on investment over the short term.  Based on the foregoing analysis, the Company concluded that no impairment should be recorded in 2007 and that no such impairment was reasonably likely in the foreseeable future.  In addition, as late as the third quarter of 2008 when analyzing and monitoring indicators for impairment, the Company still concluded that goodwill was not impaired.

United States Securities and Exchange Commission

January 27, 2010

Notwithstanding the foregoing analysis, during the last months of 2008, at the heart of the worldwide economic crisis, the Company’s business suffered from several unexpected adverse events, such as the delay of several new material contracts and the reduction or lack of renewals of existing service and maintenance contracts, and the Company’s share price sharply declined. This led the Company’s management to conclude that the effect of the economic downturn on the current activity of the Company, together with an anticipated slower recovery, was much greater than expected.  Therefore, following these preliminary indicators of impairment, as a result of further detailed testing and analysis the Company recorded a goodwill impairment charge during the fourth quarter of 2008.

Item 10.C. Material Contracts, page 79

7.
We note that although you have identified material contracts in the Exhibits list, you have not included here a summary of each material contract not made in the ordinary course of business. Please discuss the material terms of all such contracts in this section. Refer to Item 10.C of Form 20-F.

Response:

The Company respectfully reads the requirements of Item 10.C to only require a description of material contracts entered into during the two years preceding the Filing. None of the material contracts in the Exhibits list was entered into within the two years immediately preceding the publication of the Filing.

Item 16B. Code of Ethics, page 89

8.
In the future, please consider specifically stating, if true, that the Code of Ethics adopted by your board applies to your principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions.

Response:

The Code of Ethics adopted by the Company’s board of directors applies to the Company’s Chief Executive Officer, Chief Financial Officer, and Controller. In the future, we will state so specifically.

Item 16G, Corporate Governance, page 90

9.
We note that rather than provide the summary requested by Item 16G of Form 20-F, you have included in this section cross-references to various sections of the annual report. Please provide us with a concise summary regarding the significant ways in which your corporate governance practices differ from the Nasdaq requirement and include a concise summary of this type under this heading in future filings.

United States Securities and Exchange Commission

January 27, 2010

Response:

Although Nasdaq rules generally require shareholder approval of equity compensation plans and material amendments thereto, the Company follows Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of directors, in which case they also require the approval of the audit committee and the shareholders.

In addition, rather than follow the Nasdaq rules requiring shareholder approval for the issuance of securities in certain circumstances, the Company follows Israeli law, under which a private placement of securities requires approval by the board of directors and the shareholders of the Company if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if:

•	the securities issued amount to 20% or more of the Company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
the transaction will increase the relative holdings of a shareholder that holds 5% or more of the Company’s outstanding share capital or voting rights or that it will cause any person to become, as a result of the issuance, a holder of more than 5% of the Company’s outstanding share capital or voting rights.

Finally, while Nasdaq requires a quorum for shareholder meetings of at least 33-1/3% of the Company’s outstanding ordinary shares, the Company follows Israeli practice, which requires two or more shareholders holding 25% or more of the outstanding voting power of the Company. If there is no quorum within half an hour of the time set for the shareholder meeting, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders present in person or by proxy will constitute a quorum.

In the future, we will include a concise summary of this type under this heading.

Item 19, Exhibits, page 91

General

10.	It appears that you have not filed as exhibits to your annual report the following agreements:

•	Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper; and

United States Securities and Exchange Commission

January 27, 2010

•	Management agreement between your company and the private company controlled by Chief Executive Officer Mr. Shaked.

Please file the agreements as exhibits or advise. See Form 20-F Instruction 3 as to Exhibits.

Response:

Respectfully, the Company did not file the Shareholders Agreement because the Company is not a party to it. The Management Agreement was not filed pursuant to Instruction 4(c)(5) to Item 19 of Form 20-F because no such disclosure was required in Israel nor was the Management Agreement otherwise publicly disclosed.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 972-(9) 776-6677 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Harvey E. Bines, Esq. at (617) 338-2828, if you have any questions or require additional information.

Respectfully,

RETALIX LTD.

By: /s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer

cc:     Harvey E. Bines, Esq.
Howard E. Berkenblit, Esq.